Exhibit 12.1

Perrigo Company

Ratio of Earnings to Fixed Charges

(in millions)

	Nine Months Ended 30-Mar-13	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2008
Earnings:
Income from continuing operations before income taxes	$446.3	$512.0	$450.6	$308.6	$206.3	$176.2
Fixed charges	57.6	72.6	51.3	35.5	36.4	23.5

Earnings	$503.9	$584.6	$501.9	$344.1	$242.7	$199.7

Fixed Charges:
Interest expense (1)	$50.8	$64.7	$44.3	$29.7	$31.0	$19.3
Rent interest component	6.7	7.9	7.0	5.9	5.4	4.2

Fixed charges	$57.5	$72.6	$51.3	$35.6	$36.4	$23.5

Ratio of Earnings to Fixed Charges	8.8	8.1	9.8	9.7	6.7	8.5

(1) Interest Expense on indebtedness	$48.1	$61.6	$42.3	$28.3	$30.5	$18.9
Plus: Amortization of deferred financing fees and other related items	2.7	3.1	2.0	1.4	0.5	0.4

Interest Expense	$50.8	$64.7	$44.3	$29.7	$31.0	$19.3